**Unum Health USA, Inc.**
**Statement of Comprehensive Income**
**(Unaudited)**

|  | For the Period April 16, 2021 (Inception) to May 31, 2021 |
|---|---|
| Revenue | $ - |
|  |  |
| Expenses: |  |
| SG&A | - |
| Total expenses | - |
|  |  |
| Net income | $ - |